EXHIBIT 21

SUBSIDIARIES OF CHAMPIONS ONCOLOGY, INC.

Name	Incorporated in
Biomerk, Inc.	Maryland
Champions Biotechnology U.K., Limited	United Kingdom
Champions Oncology (Israel) Ltd.	Israel